                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                    FORM 11-K


[x]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934

         For the fiscal year ended December 31, 1996
                                       OR

[  ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934

         For the transition period from __________ to _____________
         Commission file number     1-11690
                               ------------------

                DEVELOPERS DIVERSIFIED REALTY CORPORATION PROFIT
                ------------------------------------------------
                             SHARING PLAN AND TRUST
                             ----------------------
                              (Exact name of Plan)

                                       001
                             ----------------------
                                   Plan Number

                    DEVELOPERS DIVERSIFIED REALTY CORPORATION
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)


              Ohio                                        34-1723097
--------------------------------------------------------------------------------
(State or other jurisdiction of                        (I.R.S. Employer
incorporation or organization)                        Identification No.)


               34555 Chagrin Boulevard, Moreland Hills, Ohio 44022
--------------------------------------------------------------------------------
               (Address of principal executive offices - zip code)

                                 (216) 247-4700
--------------------------------------------------------------------------------
              (Registrant's telephone number, including area code)

--------------------------------------------------------------------------------
   (Former name, former address and former fiscal year, if changed since last report)

                  DEVELOPERS DIVERSIFIED REALTY CORPORATION
                        PROFIT SHARING PLAN AND TRUST

                              DECEMBER 31, 1996

                              TABLE OF CONTENTS

Statement of Net Assets Available for Plan Benefits with Fund Information at December 31, 1996 and 1995 . . . . . . . . . . . . . . . . . . . . . . 1-2

Statement of Changes in Net Assets Available for Plan Benefits with Fund
 Information for the year-ended December 31, 1996 and 1995 . . . . . . . . 3-4

Notes to the Financial Statements  . . . . . . . . . . . . . . . . . . . . 5-8

Schedule I -- Item 27a Schedule of Assets held for Investment at
 December 31, 1996 . . . . . . . . . . . . . . . . . . . . . . . . . . . .   9

Schedule II -- Item 27d Schedule of Reportable Transactions for the year ended December 31, 1996 . . . . . . . . . . . . . . . . . . . . . . . . .  10

                    DEVELOPERS DIVERSIFIED REALTY CORPORATION
                          PROFIT SHARING PLAN AND TRUST
    Statement of Net Assets Available for Plan Benefits with Fund Information
                                DECEMBER 31, 1996

                                Money         U.S.       Equity                                        Employer
                                Market     Government    Income     Global      Growth      Discovery   Stock      Loan
                                Fund         Fund         Fund       Fund        Fund         Fund       Fund      Fund     Total
                              --------      --------     --------   --------    --------    ---------   --------   ------  --------
Assets:
Common stock of
 Developers Diversified Realty
 Corporation                                                                                            $176,997           $176,997
Smith Barney Money Funds      $ 18,966                                                                     1,220             20,186
Oppenheimer Securities:
 U.S. Government Trust                      $ 25,859                                                                         25,859
 Equity income fund                                      $ 77,970                                                            77,970
 Global fund                                                        $ 67,892                                                 67,892
 Growth fund                                                                    $ 73,209                                     73,209
 Discovery fund                                                                             $   8,033                         8,033
Prudential  Securities:
 U.S. Government investment                    4,067                                                                          4,067
 Global Genesis investment                                            11,026                                                 11,026
 Growth Opportunity
  investment                                                                      11,256                                     11,256
                              --------      --------     --------   --------    --------    ---------   --------  -------  --------
                                18,966        29,926       77,970     78,918      84,465        8,033    178,217            476,495
Participant Notes
  receivable                                                                                                      $21,469    21,469
Inter fund receivable           (4,154)          544        1,282      1,057       1,578           48        (96)    (259)       -
  (payable)
Participant contributions
  receivable                                                                                               1,114              1,114
Employer contributions
  receivable                                                                                               1,002              1,002
                              --------      --------     --------   --------    --------    ---------   --------  -------  --------
Net assets available for
    plan benefits             $ 14,812      $ 30,470     $ 79,252   $ 79,975    $ 86,043    $   8,081   $180,237  $21,210  $500,080
                              ========      ========     ========   ========    ========    =========   ========  =======  ========



    The accompanying notes are an integral part of these financial statements

                    DEVELOPERS DIVERSIFIED REALTY CORPORATION
                          PROFIT SHARING PLAN AND TRUST
    Statement of Net Assets Available for Plan Benefits with Fund Information
                                DECEMBER 31, 1995


                                   Money        U.S.       Equity     Global       Growth       Employer
                                   Market     Government   Income      Genesis    Opportunity     Stock            Loan
                                    Fund         Fund        Fund       Fund         Fund          Fund            Fund      Total
                                    ----         ----        ----       ----         ----          ----            ----      -----
Assets:
Common stock of
  Developers Diversified
  Realty Corporation                                                                              $ 84,000                   84,000
Prudential  Securities:
  Government Securities:
   Money Market                    $ 8,802                                                                                    8,802
  U.S. Government investment                      $ 12,570                                                                   12,570
  Equity Income investment                                  $38,516                                                          38,516
  Global Genesis investment                                            $ 42,793                                              42,793
  Growth Opportunity investment                                                        $ 35,255                              35,255
                                   -------        --------  -------     -------        -------    --------    --------    ---------
                                     8,802          12,570   38,516      42,793          35,255     84,000                  221,936


Participant Notes receivable                                                                                  $ 21,147       21,147
Interfund receivable (payable)      (6,204)            789    2,011       1,892           1,754       (242)                        -
Participants' contributions
  receivable                                                                                         2,255                    2,255
Employer contributions receivable                                                                    1,880                    1,880
Cash                                                                                                 2,985                    2,985
                                   -------        --------  -------     -------        -------    --------    --------    ---------

Net assets available for
  plan benefits                    $ 2,598        $ 13,359  $40,527     $44,685        $37,009    $ 90,878    $ 21,147    $ 250,203
                                   =======        ========  =======     =======        =======    ========    ========    =========


    The accompanying notes are an integral part of these financial statements

                    DEVELOPERS DIVERSIFIED REALTY CORPORATION
                          PROFIT SHARING PLAN AND TRUST
    Statement of Net Assets Available for Plan Benefits with Fund Information
                          YEAR ENDED DECEMBER 31, 1996

                                          Money        U.S.      Equity
                                          Market    Government   Income      Global      Growth       Discovery
                                          Fund         Fund      Fund        Fund         Fund          Fund
                                          ----         ----      ----        ----         ----          ----

Additions (deductions):
  Employer contributions
  Participants contributions              $3,078     $12,950     $27,343     $21,814     $30,950        $568
  Participants rollover                    4,834       4,691      10,461      11,614      10,305       7,700
  Interfund transfers                                 (1,322)                              1,322
   Loan repayments                            45                     830       3,135       2,096
  Investment income                          705         758       4,323       2,901       6,825         589
  Interest on loans
  Net realized and unrealized
    appreciation (loss) in fair value
    of investments                           883         354       5,207       3,231       2,085        (776)
                                         -------     -------     -------     -------     -------      ------
Total  additions (deductions)              9,545      17,431      48,164      42,695      53,583       8,081
                                         -------     -------     -------     -------     -------      ------
Deductions:
  Distributions to participants            2,669                  (8,239)     (7,405)     (2,629)
  Participant loans                                     (320)     (1,200)                 (1,920)
                                         -------     -------     -------     -------     -------      ------
Total deductions                           2,669        (320)     (9,439)     (7,405)     (4,549)          -
                                         -------     -------     -------     -------     -------      ------
Net additions                             12,214      17,111      38,725      35,290      49,034       8,081
Net assets available for plan
  benefits beginning of year               2,598      13,359      40,527      44,685      37,009           -
                                         -------     -------     -------     -------     -------      ------
NET ASSETS AVAILABLE FOR
  PLAN BENEFITS END OF YEAR              $14,812     $30,470     $79,252     $79,975     $86,043      $8,081
                                         =======     =======     =======     =======     =======      ======




                                         Employer
                                           Stock        Loan
                                            Fund        Fund        Total
                                            ----        ----        -----

Additions (deductions):
  Employer contributions                  $25,415                  $ 25,415
  Participants contributions               27,069                   123,772
  Participants rollover                                              49,605
  Interfund transfers                                                   -
   Loan repayments                                     $(6,106)         -
  Investment income                         9,656                    25,757
  Interest on loans                                      2,729        2,729
  Net realized and unrealized
    appreciation (loss) in fair value
    of investments                         31,339                    42,323
                                         --------      -------     --------
Total  additions (deductions)              93,479       (3,377)     269,601
                                         --------      -------     --------
Deductions:
  Distributions to participants            (4,120)                  (19,724)
  Participant loans                                      3,440          -
                                         --------      -------     --------
Total deductions                           (4,120)       3,440      (19,724)
                                         --------      -------     --------
Net additions                              89,359           63      249,877
Net assets available for plan
  benefits beginning of year               90,878       21,147      250,203
                                         --------      -------     --------
NET ASSETS AVAILABLE FOR
  PLAN BENEFITS END OF YEAR              $180,237      $21,210     $500,080
                                         ========      =======     ========



    The accompanying notes are an integral part of these financial statements

                    DEVELOPERS DIVERSIFIED REALTY CORPORATION
                          PROFIT SHARING PLAN AND TRUST
    Statement of Net Assets Available for Plan Benefits with Fund Information
                            YEAR ENDED DECEMBER 31, 1995





                                 Government
                                 Securities:
                                   Money         U.S.       Equity       Global      Growth      Employer
                                   Market      Government   Income      Genesis    Opportunity    Stock         Loan
                                   Fund          Fund        Fund         Fund        Fund         Fund         Fund       Total
                                   ----          ----        ----         ----        ----         ----         ----       -----

Additions (deductions):
  Employer contributions                                                                         $ 22,424                $ 22,424
  Participants contributions      $  2,169     $  9,075    $ 27,135    $ 30,837     $ 24,658       36,348    $ 25,000     155,222
  Interfund transfers                   (4)                      15         (44)          33                                    -
  Loan repayments                                               660        2,743       1,677                   (5,080)          -
  Investment income                     51          408       2,461         192        1,717        4,437                   9,266
  Interest on loans                                                                                             1,227       1,227
  Net realized and unrealized
    appreciation in fair value
    of investments                                1,002       1,670       3,066        2,738        1,284                   9,760
                                  --------     --------    --------    --------     --------     --------    --------    --------
Net additions                        2,216       10,485      31,941      36,794       30,823       64,493      21,147     197,899
Net assets available for plan
  benefits beginning of year           382        2,874       8,586       7,891        6,186       26,385           -      52,304
                                  --------     --------    --------    --------     --------     --------    --------    --------
NET ASSETS AVAILABLE FOR
  PLAN BENEFITS END OF YEAR       $  2,598     $ 13,359    $ 40,527    $ 44,685     $ 37,009     $ 90,878    $ 21,147    $250,203
                                  ========     ========    ========    ========     ========     ========    ========    ========


    The accompanying notes are an integral part of these financial statements

                    DEVELOPERS DIVERSIFIED REALTY CORPORATION
                          PROFIT SHARING PLAN AND TRUST

                          Notes to Financial Statements


A.       FORMATION OF PLAN AND SUMMARY OF ACCOUNTING POLICIES

         Effective July 1, 1994 Developers Diversified Realty Corporation (the "Company") formed the Developers Diversified Realty Corporation Profit Sharing Plan and Trust (the "Plan"). Investments are stated at market value on the last business day of the year. Securities which are traded on a national securities exchange are valued at the last reported sales price on the last business day of the year; securities traded on the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and ask prices.

         The Company may, at its discretion, pay the administrative expenses of the Plan. Any expenses not paid by the Company will be paid out of Plan assets. In 1996 and 1995, all Plan expenses were paid for by the Company.

         The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

         The accounting records of the Plan are maintained on the accrual basis.

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

B.       DESCRIPTION OF PLAN

         The following brief description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

         The Plan covers all eligible employees, as defined, by the Company. Participants may elect semi-annually to have the Company contribute a percentage of their compensation to the Plan in accordance with the Internal Revenue Code (IRC).

         Participants shall have the right to direct the Trustee to invest their contribution, in one or more permitted investment funds, as defined by the Plan, as they may choose. Subject to provisions of the Plan, the Company may contribute any amount up to 15% of the annual pay of all participants entitled to an allocation for each plan year. The plan currently provides that the

                    DEVELOPERS DIVERSIFIED REALTY CORPORATION
                          PROFIT SHARING PLAN AND TRUST

                    Notes to Financial Statements - Continued


B.       DESCRIPTION OF PLAN (CONTINUED)

         Company shall make matching contributions in an amount equal to 25% of the participants elective deferrals for the plan year. However, the Company shall not match any elective deferrals which are in excess of 6% of a participant's compensation. Matching contributions may be made in cash or in the Company's common stock. During 1996 and 1995, all Company contributions were made with the Company's common stock.

         Plan participants are fully vested in all contributions to their accounts, with the exception of the Company contributions, which vest at the rate of 20% per year until fully vested. Participants were credited with years of service prior to the formation of the plan for vesting purposes.

         Under the Plan, the Company has the right to discontinue such contributions and terminate the Plan at any time. In the event of termination, participants' accounts become fully vested if the participant has not (1) incurred a five-year break in service, or (2) received payment of their vested account balance. The Participants' accounts are to be distributed to the participants according to the directions of the Plan Advisory Committee administering the Plan.

         At December 31, 1996, participant distributions payable for all payments processed and approved prior to year end was $4,279. This amount is reflected as a liability in the Plan's Form 5500, in accordance with ERISA rules and regulations.

C.       INVESTMENTS

         The Trustee of the Plan maintains the following separate investment accounts under the Plan in which participants may direct contributions.

                    EMPLOYER STOCK FUND - This fund is comprised of common stock of the Company, Developers Diversified Realty Corporation which is actively traded on the New York Stock Exchange.

                    Oppenheimer Securities:

                    U.S. GOVERNMENT TRUST - This fund seeks high current income, preservation of capital and maintenance of liquidity primarily through investments in debt securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities.

                    Equity Income Fund - This fund's primary investment objective is to seek as much current income as is compatible with prudent investment. It has a secondary objective to conserve principal while providing an opportunity for capital appreciation. It invests primarily in well established corporations who typically pay an above average dividend yield.

                    DEVELOPERS DIVERSIFIED REALTY CORPORATION
                          PROFIT SHARING PLAN AND TRUST

                    Notes to Financial Statements - Continued

C.       INVESTMENTS (CONTINUED)

                    GROWTH FUND - This fund invests its assets to seek capital appreciation for shareholders. It invests in large corporations who have proven potential for earnings growth over time.

                    GLOBAL FUND - This fund invests its assets with the objective of capital appreciation. It invests in stocks from around the world. It searches out growth oriented companies principally involved in one or more key global trend sectors.

                    DISCOVERY FUND - This fund's investment objective is capital appreciation. It invests in small emerging growth companies for maximum capital appreciation.

                    Smith Barney:

                    MONEY MARKET FUND - This fund invests in short-term high quality money market securities that provide current income and safety of principle.

                    Prudential Securities:

                    GOVERNMENT SECURITIES: MONEY MARKET FUND - This fund is a portfolio of obligations issued or guaranteed by the United States Government, its agencies or instrumentalities, and repurchase agreements on such obligations.

                    U. S. GOVERNMENT FUND - This fund is a diversified portfolio of longer-term securities, either issued or backed by the United States Government or its agencies.

                    EQUITY INCOME FUND - This fund is a diversified portfolio comprised primarily of common stocks that pay above-average dividends.

                    GLOBAL GENESIS FUND - This fund is a diversified portfolio of common stock, common stock equivalents, and other equity securities of smaller foreign and domestic companies typically with small to medium sized market capitalization.

                    GROWTH OPPORTUNITY FUND - This fund is a portfolio of common stocks with prospectus of high return and increasing earnings.

Effective May 1996, the Plan's investment manager was changed from Prudential Securities to Smith Barney.

                    DEVELOPERS DIVERSIFIED REALTY CORPORATION
                          PROFIT SHARING PLAN AND TRUST

                    Notes to Financial Statements - Continued

D.       BENEFITS

         Individual accounts are maintained for all participants, the sum of which equals the fair value of Plan assets less unallocated forfeitures ($372 at December 31, 1996 and none at December 31, 1995). Forfeited amounts are allocated to the other participants' accounts along with the Company's contribution. The liability of the Plan for benefits to participants is limited to the fair value of Plan assets. A participant is entitled to receive the full value of his or her account at age 65, death or disability prior to retirement, or upon termination of employment. Upon retirement or termination, the participant is entitled to receive a single-sum payment of his or her account balance.

E.       PARTICIPANT NOTES RECEIVABLE

         Under the terms of the Plan, participants may borrow from their accounts to a maximum of $50,000 or 50% of their account balance. The loans are secured by the balance in the participants' accounts and bear interest at the prime rate plus 1% which is fixed at the time of the loan, or 9-1/4% at December 31, 1996.

F.       INCOME TAX STATUS

         The Internal Revenue Service has determined and informed the Company by a letter dated August 24, 1995, that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC). In management's opinion, the Plan is operating in compliance with the applicable provisions of the Act and other post-1986 legislation. The Plan administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status. The application for tax exempt status of the Plan does not apply to the taxability of distributions to participants under the Plan.

G.       TRANSACTION WITH PARTIES-IN-INTEREST

         Certain officers of the Company are participants in the Plan and trustees of the Plan. One of the investment elections includes the Company's common stock. At December 31, 1996, the Plan held investments in shares of mutual funds managed by Smith Barney, the Plan investment advisor, with a total market value of $273,149. At December 31, 1995, the Plan held investments in shares of mutual funds managed by Prudential, the Plan investment advisor through May 1996, with a total market value of $140,921. During the year ended December 31, 1996, the Plan purchased a total of $168,515 of mutual fund assets. These transactions are exempt party-in-interest transactions under Section 408 of ERISA and the regulations thereunder.

                    DEVELOPERS DIVERSIFIED REALTY CORPORATION
                          PROFIT SHARING PLAN AND TRUST

                                   Schedule I

                Item 27a - Schedule of Assets Held for Investment
                                December 31, 1996


                                                                                      Fair
                                                         Shares           Cost        Value
                                                         ------           ----        -----
Smith Barney Money Funds Cash
  Portfolio Class A                           *            20,186      $ 20,186    $ 20,186
Oppenheimer U.S. Government
  Trust Class C                               *         2,756.867        24,673      25,859
Oppenheimer Equity Income Fund Class C        *         6,433.168        71,457      77,970
Oppenheimer Global Fund Class C               *         1,748.436        62,512      67,892
Oppenheimer Growth Fund Class C               *         2,196.493        69,321      73,209
Oppenheimer Discovery Fund Class C            *           182.601         8,809       8,033
Prudential U.S. Government Fund Class C       *           460.115         3,881       4,067
Prudential Global Genesis Fund Class C        *           585.244        10,364      11,026
Prudential Growth Opportunity Fund Class C    *           858.558        10,440      11,256
Developers Diversified Realty Corporation,
   Common Stock                               *         4,767.594       139,030     176,997
                                                                       --------   ---------
                                                                       $420,673    $476,495
                                                                       ========   =========
Participant Notes Receivable **                                               -    $ 21,210
                                                                       ========   =========


*        See Transactions with Parties-In-Interest (Note G)
**       Interest Rate is based on the prime rate plus 1%
         The outstanding loans' interest rates range from 9.25% to 9.5%

                    DEVELOPERS DIVERSIFIED REALTY CORPORATION
                          PROFIT SHARING PLAN AND TRUST

                                   Schedule II

                 Item 27d - Schedule of Reportable Transactions
                      For the Year Ended December 31, 1996

                                                                                                 Current
                                                                                                 Value on      Net
                                               Purchase    Selling         Expenses    Cost of  Transaction    Gain
                                                Price       Price          Incurred     Asset      Date       or (loss)
                                               --------    -------         --------    -------  ------------  --------
Oppenheimer U.S. Government Trust Class C
  21 aggregate purchases                      $ 23,320          -               -          -   $ 23,320         -
Oppenheimer U.S. Government Trust Class C
  2 aggregate sales                                  -   $    320               -   $    327        320   $    (7)
Oppenheimer Equity Income Fund Class C
  22 aggregate purchases                        75,276          -               -          -     75,276         -
Oppenheimer Equity Income Fund Class C
  5 aggregate sales                                  -      7,265               -      6,832      7,265       433
Oppenheimer Global Genesis Fund Class C
  23 aggregate purchases                        64,096          -               -          -     64,096         -
Oppenheimer Global Genesis Fund Class C
  4 aggregate sales                                  -      5,002               -      4,704      5,002       298
Oppenheimer Growth Opportunity Fund Class C
  22 aggregate purchases                        68,088          -               -          -     68,088         -
Oppenheimer Growth Opportunity Fund Class C
  6 aggregate sales                                  -      4,352               -      4,287      4,352        65
Developers Diversified Realty
  Corporation Stock
  29 aggregate purchases                        64,549          -               -          -     64,549         -
Developers Diversified Realty
  Corporation Stock
  4 aggregate sales                                  -      3,599               -      3,179      3,599       420
Prudential U.S. Government Fund
  3 aggregate sales                                  -      9,924               -     11,653      9,924    (1,729)
Prudential Equity Income Fund
  1 aggregate sale                                   -     45,275               -     43,606     45,275     1,669
Prudential Global Genesis Fund
  3 aggregate sales                                  -     38,069               -     35,626     38,069     2,443
Prudential Growth Opportunity Fund
  3 aggregate sales                                  -     33,009               -     30,278     33,009     2,731
                                              --------   --------   -------------   --------   --------   -------
                  Total                       $295,329   $146,815   $           -   $140,492   $442,144   $ 6,323
                                              ========   ========   =============   ========   ========   =======

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   Developers Diversified Realty Corporation
                                   Profit Sharing Plan and Trust

Date         June 27, 1997         /s/ Scott A. Wolstein
      -----------------------      -----------------------
                                   Scott A. Wolstein
                                   Trustee

Date         June 27, 1997         /s/ James A. Schoff
      -----------------------      ----------------------
                                   James A. Schoff
                                   Trustee

Date         June 27, 1997         /s/ Joan U. Allgood
      -----------------------      ----------------------
                                   Joan U. Allgood
                                   Trustee